# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vivid Seats Inc., CIK 0001856031
CUSIP: 92854T209
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 24 E. Washington Street, Suite 900, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 10/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001827977
Persons authorized to receive notices and communications: Jeffrey S. Wright, 300 North LaSalle Street, Suite 5600, Chicago, Illinois (IL), 60654, 312-382-2209

## Reporting persons
- GTCR INVESTMENT XI LLC (CIK 0001827977): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,947,483; sole dispositive power 0; shared dispositive power 3,947,483; aggregate amount beneficially owned 3,947,483 (36.2% of the class)
- GTCR FUND XI/C LP (CIK 0001591436): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 789,342; sole dispositive power 0; shared dispositive power 789,342; aggregate amount beneficially owned 789,342 (7.3% of the class)
- GTCR FUND XI/B LP (CIK 0001591435): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,133,031; sole dispositive power 0; shared dispositive power 3,133,031; aggregate amount beneficially owned 3,133,031 (28.8% of the class)
- GTCR CO-INVEST XI LP (CIK 0001591432): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 25,110; sole dispositive power 0; shared dispositive power 25,110; aggregate amount beneficially owned 25,110 (0.2% of the class)
- GTCR PARTNERS XI/A&C LP (CIK 0001828028): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 789,342; sole dispositive power 0; shared dispositive power 789,342; aggregate amount beneficially owned 789,342 (7.3% of the class)
- GTCR PARTNERS XI/B LP (CIK 0001827959): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,133,031; sole dispositive power 0; shared dispositive power 3,133,031; aggregate amount beneficially owned 3,133,031 (28.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Vivid Seats Inc.
Address of issuer's principal executive offices: 24 E. Washington Street, Suite 900, Suite 900, Chicago, Illinois (IL), 60602

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

GTCR Investment XI LLC

GTCR Fund XI/C LP

GTCR Fund XI/B LP

GTCR Co-Invest XI LP

GTCR Partners XI/A&C LP

GTCR Partners XI/B LP
Residence or business address: The business address of each of the Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the securities reported herein pursuant to the Corporate Simplification Agreement, as defined below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Registration Rights Agreement & Stockholders' Agreement

On October 19, 2025, the Issuer entered into a Corporate Simplification Agreement (the "CSA") with Hoya Intermediate, LLC, GTCR Management XI LLC, Hoya Topco, LLC ("Hoya Topco") and each other party thereto. The parties to the CSA agreed to undertake certain actions to simplify the Issuer's corporate structure, including executing a series of transactions to facilitate the dissolution and winding up of Hoya Topco and certain of its affiliates. As part of these actions, Hoya Topco distributed its Class A Common Stock to the Reporting Persons on October 31, 2025.

Additionally, as part of the CSA, the rights and obligations of Hoya Topco pursuant to the Amended and Restated Registration Rights Agreement, dated October 18, 2021, among Vivid Seats Inc., Hoya Topco, LLC, and Horizon Sponsor, LLC (the "Registration Rights Agreement") and the Stockholders' Agreement, dated October 18, 2021, among Vivid Seats Inc., Hoya Topco, LLC, and Horizon Sponsor, LLC (the "Stockholders' Agreement") were assigned and assumed by the Reporting Persons.

The foregoing descriptions of the Registration Rights Agreement and Stockholders' Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of the Issuer's Class A Common Stock, based on 10,725,316 shares of Class A Common Stock outstanding as of the date of this filing, as disclosed by the Issuer.

The Class A Common Stock reported as beneficially owned herein includes: (i) 753,580 shares of Class A Common Stock and 35,762 shares of Class A Common Stock underlying warrants which are presently exercisable held by GTCR Fund XI/C LP, (ii) 2,991,081 shares of Class A Common Stock and 141,950 shares of Class A Common Stock underlying warrants which are presently exercisable held by GTCR Fund XI/B LP and (iii) 23,972 shares of Class A Common Stock and 1,138 shares of Class A Common Stock underlying warrants which are presently exercisable held by GTCR Co-Invest XI LP.

GTCR Partners XI/A&C LP is the general partner of GTCR Fund XI/C LP. GTCR Partners XI/B LP is the general partner of GTCR Fund XI/B LP. GTCR Investment XI LLC ("GTCR Investment XI") is the general partner of each of GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP and GTCR Partners XI/B LP. GTCR Investment XI is managed by a board of managers (the "Board of Managers"), consisting of Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the securities reported herein. Each of the individual members of the Board of Managers disclaims beneficial ownership of the shares reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Stockholders' Agreement and are incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement.

Exhibit 2: Amended and Restated Registration Rights Agreement, dated as of October 18, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on October 22, 2021).

Exhibit 3: Stockholders' Agreement, dated as of October 18, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on October 22, 2021).

## Signatures
- GTCR INVESTMENT XI LLC: /s/ Jeffrey S. Wright, Jeffrey S. Wright, Chief Legal Officer (11/07/2025)
- GTCR FUND XI/C LP: By: GTCR PARTNERS XI/A&C LP, its General Partner, By: GTCR Investment XI LLC, its General Partner, By: /s/ Jeffrey S. Wright, Jeffrey S. Wright, Chief Legal Officer (11/07/2025)
- GTCR FUND XI/B LP: By: GTCR PARTNERS XI/B LP, its General Partner, By: GTCR Investment XI LLC, its General Partner, By: /s/ Jeffrey S. Wright, Jeffrey S. Wright, Chief Legal Officer (11/07/2025)
- GTCR CO-INVEST XI LP: By: GTCR Investment XI LLC, its General Partner, By: /s/ Jeffrey S. Wright, Jeffrey S. Wright, Chief Legal Officer (11/07/2025)
- GTCR PARTNERS XI/A&C LP: By: GTCR Investment XI LLC, its General Partner, By: /s/ Jeffrey S. Wright, Jeffrey S. Wright, Chief Legal Officer (11/07/2025)
- GTCR PARTNERS XI/B LP: By: GTCR Investment XI LLC, its General Partner, By: /s/ Jeffrey S. Wright, Jeffrey S. Wright, Chief Legal Officer (11/07/2025)